UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The Eastern Company
(Name of Issuer)

Common Stock No Par Value
(Title of Class of Securities)

276317104
(CUSIP Number)

12/31/07
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

Check the following box if a fee is being paid with this statement [ ]. A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.	NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS.
	OF ABOVE PERSONS (ENTITIES ONLY)

	Brown Advisory Holdings Incorporated ("BAHI")

2. 	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) [ ]
	(b) [ ]

3. 	SEC USE ONLY

4. 	CITIZENSHIP OR PLACE OF ORGANIZATION

	BAHI is a Maryland Corporation.


		5 SOLE VOTING POWER   					 3000 shares
NUMBER OF
SHARES
BENEFICIALLY    6 SHARED VOTING POWER        				    0 shares
OWNED BY
EACH
REPORTING	7 SOLE DISPOSITIVE POWER                                 3600 shares
PERSON WITH

		8 SHARED DISPOSITIVE POWER                             756459 shares


9. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	760059 shares

10. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES [   ]

11. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.3%

12. 	TYPE OF REPORTING PERSON

        BAHI - HC

Item 1(a). 	Name of Issuer:

The Eastern Company

Item 1(b). 	Address of Issuer's Principal Executive Offices:

112 Bridge Street
Naugatuck, CT 06770

Item 2(a). 	Name of Person Filing:

BAHI

Item 2(b).	Address of Principal Business Office:

901 South Bond Street, Suite 400
Baltimore, Maryland  21231

Item 2(c). 	Citizenship:

BAHI is a Maryland Corporation.

Item 2(d). 	Title of Class of Securities:

Common Stock No Par Value of The Eastern Company

Item 2(e).	CUSIP Number: 276317104

Item 3. 	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check  whether the person filing is a:

(g) [x] 	A parent holding company or control person in accordance with section
	240.13d-1(b)(1)(ii)(G)

Item 4. 	Ownership:

(a) 	Amount of Beneficially Owned:	        760059 shares

(b) 	Percent of Class:	         				       13.3%

(c) 	Number of shares as to which such person has:
     (i)  Sole power to vote or to direct the vote:	   		 3000 shares

    (ii)  Shared power to vote or to direct the vote:	    		    0 shares

   (iii)  Sole power to dispose or to direct the disposition of:   	 3600 shares

    (iv)Shared power to dispose or to direct the disposition of:756459 shares

Item 5. 	Ownership of Five Percent or Less of a Class.

	Not applicable

Item 6. 	Ownership of More than Five Percent on Behalf of Another Person.

	The securities as to which this Schedule is filed by BAHI, in its capacity
	as a parent holding company, are as follows: 756,459 shares, or 13.2% of the
	total shares outstanding of The Eastern Company owned by clients of Brown
	Advisory Securities, LLC, a Broker-Dealer as defined in Section 15 of the
	Act and an Investment Advisor registered under section 203 of the Investment
	Advisers Act of 1940; 600 shares, or 0.0% of the total shares outstanding
	of The Eastern Company, owned by clients of Brown Investment Advisory &
	Trust Company ("BIATC"), a Bank as defined in Section 3(a)(6) of the Act;
	and 3,000 shares, or 0.1% of the total shares outstanding of The Eastern
	Company owned by clients of Brown Advisory LLC, an Investment Advisor
	registered under section 203 of the Investment Advisers Act of 1940.
	Those clients referenced herein have the right to receive, or the power to
	direct the receipt of, dividends from, or the proceeds from the sale of,
	such securities.

Item 7. 	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on by the Parent Holding Company or Control Person.

	This Schedule is being filed pursuant to Rule 13d-1(b)(1)(ii)(G). Refer to Exhibit A.

Item 8. 	Identification and Classification of Members of the Group.

	Not applicable

Item 9. 	Notice of Dissolution of Group.

	Not applicable

Item 10. 	Certification.

	By signing below I certify that to the best of my knowledge and belief, the
	securities referred to above were acquired in the ordinary course of business
	and were not acquired for the purpose of and do not have the effect of
	changing or influencing the control of the issuer of such securities and were
	not acquired in connection with or as a participant in any transaction having
	such purpose or effect.

	Signature:

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Date:		As of December 31, 2007

	Signature:	Brown Advisory Holdings Incorporated

	By: 		/S/ David M. Churchill

	Title:		Secretary & Treasurer


	Joint Filing Agreement
	----------------------------

	Each party signing below agrees that this statement is submitted as a joint
	filing on behalf of the undersigned.

	Date:		As of December 31, 2007

	Signature:	Brown Advisory Securities, LLC

        By: 		/S/ Patrick J. Ventura

	Title:		Assistant Secretary

	Date:		As of December 31, 2007

	Signature:	Brown Investment Advisory & Trust Company

	By: 		/S/ Patrick J. Ventura

	Title:		Assistant Secretary

	Date:		As of December 31, 2007

	Signature:	Brown Advisory LLC

	By: 		/S/ Patrick J. Ventura

	Title:		Assistant Secretary




Exhibit A

Pursuant to the instructions in Item 7 of this Schedule 13G, the identity and the Item 3 classification of the relevant subsidiary is: Brown
Advisory Securities, LLC, a Broker-Dealer as defined in Section 15 of the Act and an Investment Advisor registered under section 203 of the Investment Advisers Act of 1940; BIATC, a Bank as defined in Section 3(a)(6) of the Act and Brown Advisory LLC, an Investment Advisor registered under section 203 of the Investment Advisers Act of 1940.